Sully's Golf and Gather

The Premier Indoor Golf Experience

Driving Ranges are Disappearing

- Land is expensive and driving ranges are disappearing
- A round of golf takes a minimum of 4 hours and can sometimes be 5-6 hours
- There aren't any climate controlled driving ranges in the area where one can work on their game in any weather and any time of day



Changing the Game



→ **Fun**

We are creating a fun atmosphere for both kids and adults to enjoy the game.

→ **Efficient**

Golfers can plan to practice around their busy schedules (no need to cancel for bad weather and darkness) and also find time to spend with friends and family at the same time.

→ **Simple**

The concept combines an incredible practice facility to work on all parts of your game, a private event space, club fitting and repair, and bar/grill!

Revenue Growth at Par Golf since 2016



Revenue Growth

Revenue

900,000

700,000

500,000

300,000

Year

2015   2016   2017   2018   2019   2020   2021

- **Doubled revenue in less than 4 years**
- **Projected to do 1,000,000 in annual sales in 2022**

What sets us apart…

- 25 years of golf teaching experience, 20 years of golf course and driving range management experience, and 10 years of bar and restaurant management experience.
- We know this business inside and out and we can provide golfers with the atmosphere they are looking for.
- Not only will this be a great place to practice your long game using state-of-the-art technology, you will also have the ability to work on your putting and chipping
- We have options for group and private instruction, something no one else is doing.

Key Features
- Over 10,000 square feet of indoor practice space
- 1000 square feet or more of putting and chipping greens
- 9 full swing driving range bays
- 3 GC Hawk launch monitors
- 500 square foot event space for private groups
- A full service bar with local craft beer and artisan cocktails and a light menu

Vision

Check out a representation of what our space might look like in this photo.



The Future



↓ While owning and operating Sully's Golf and Gather will be a dream come true for us, it's not the end.

↓ Our 5 year plan includes creating a virtual academy to help our loyal YouTube and social media followers the ability to grow their own game remotely with us.

↓ Why stop at just one! Our vision includes opening multiple locations beginning with our local golf mecca: Pinehurst.

Our Team

Mike Sullivan, Cofounder
Director of Instruction and wildly
passionate about golf



Lauren Sullivan, Cofounder
Operations head and wildly passionate about the CEO

What We Need:

- $900,000
- This money will cover all capital expenses (range, technology, putting green, etc) as well as the first year of operating expenses.
- This will enable us to begin our work on building the vision a premier indoor golf experience: a place where serious golfers can practice year round regardless of the weather and where casual or new golfers can learn the game and find fun in the experience.
- Thank you for your support!

Bonus:

While our minimum goal is $900,000, if we are able to raise more, our goal is to purchase the Puttview technology for our indoor putting green.